SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                               Assure Energy, Inc.
--------------------------------------------------------------------------------

                               (Registrant's name)
                         521 3rd Avenue, S.W., Suite 800
                            Calgary, Alberta T2P 3T3
                                     Canada
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                TABLE OF CONTENTS

1. Registrant's interim financial statements for the nine months ended September 30, 2004.

2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  January 20, 2005               ASSURE ENERGY, INC.

                                       By:    /s/Harvey Lalach
                                       Name:  Harvey Lalach
                                       Title: President

1. Registrant's interim financial statements for the nine months ended September 30, 2004.

          Index to Interim Financial Statements of Assure Energy, Inc.
                  For The Nine Months Ended September 30, 2004

Consolidated Balance Sheets dated September 30, 2004 (unaudited)
  and December 31, 2003.......................................................2

Consolidated Statements of Operations and Deficit (unaudited) for the nine months ended September 30, 2004 and 2003...............................3

Consolidated Statements of Cash Flows (unaudited) for the
  nine months ended September 30, 2004 and 2003...............................4

Notes to Consolidated Financial Statements (unaudited) for the nine months ended September 30, 2004.....................................5-20

                                                             Assure Energy, Inc.
                                                     Consolidated Balance Sheets
                                                              September 30, 2004
                                                                     (Unaudited)
                                                              (Canadian Dollars)

----------------------------------------------------------------------------------------
                                               September 30, 2004    December 31, 2003
                                                    (Unaudited)        (Audited)
----------------------------------------------------------------------------------------
ASSETS                                                              Restated - Note 3(b)
Current Assets
  Cash                                             $    503,783        $  4,628,405
  Receivables                                         3,074,437           3,302,813
  Deposits and prepaid expenses                         532,197             551,296
----------------------------------------------------------------------------------------
                                                      4,110,417           8,482,514
  Deposits (note 5)                                     144,227             159,581
  Investment (note 6)                                   927,783             899,601
  Property and equipment (note 7)                    31,070,229          25,551,279
----------------------------------------------------------------------------------------
Total Assets                                       $ 36,252,656        $ 35,092,975
========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Payables and accrued liabilities                 $  8,126,303        $  5,801,845
  Debenture payable (note 8)                          1,250,000           1,250,000
  Bank loan (note 9(a))                               6,650,000           7,800,000
  Interest payable (note 10)                             11,716                  --
  Due to shareholders (note 11)                         410,020                  --
  Current portion of long term debt (note 10)         1,017,517             830,105
----------------------------------------------------------------------------------------
                                                     17,465,556          15,681,950
  Long term debt (note 10)                            3,511,309           4,370,595
  Asset retirement obligation (note 4)                1,248,185           1,088,682
  Future income taxes                                 1,947,049           2,716,255
  Minority interest in consolidated subsidiary        2,677,934           3,285,564
----------------------------------------------------------------------------------------
                                                     26,850,033          27,143,046
----------------------------------------------------------------------------------------
Shareholders' Equity
  Common shares (note 12(b))                         19,482,588          15,597,103
  Preferred shares (note 12(c))                       3,489,521           3,489,521
  Warrants (note 12(e))                               2,003,913           1,976,913
  Contributed surplus (note 12(b))                      611,421             288,623
  Currency exchange adjustment (Note 3(b))              434,109             319,960
  Deficit                                           (16,618,929)        (13,722,191)
----------------------------------------------------------------------------------------
                                                      9,402,623           7,949,929
----------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity         $ 36,252,656        $ 35,092,975
========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                                             Assure Energy, Inc.
                               Consolidated Statements of Operations and Deficit
                                                              September 30, 2004
                                                                     (Unaudited)
                                                              (Canadian Dollars)

----------------------------------------------------------------------------------------
                                                         9 Months Ended
                                            September 30,  2004    September 30, 2003
----------------------------------------------------------------------------------------
                                                                   Restated - Note 3(b)
REVENUE
  Petroleum and natural gas sales              $ 12,107,320           $  5,317,010
  Less: royalties, net of tax credits             2,631,920              1,003,783
----------------------------------------------------------------------------------------
  Net petroleum and natural gas revenue           9,475,400              4,313,227
  Equity income                                      28,182                 37,077
  Interest and other income                           6,470                 72,580
----------------------------------------------------------------------------------------
                                                  9,510,052              4,422,884
----------------------------------------------------------------------------------------

EXPENSES
  Production and operating costs                  4,319,242              1,683,194
  General and administrative                      3,509,055              1,723,280
  Interest                                          686,590                758,415
  Depletion and depreciation                      4,973,839              2,497,647
  Asset retirement obligation - accretion            59,042                 20,265
----------------------------------------------------------------------------------------
                                                 13,547,768              6,682,801
----------------------------------------------------------------------------------------

Loss before income taxes                         (4,037,716)            (2,259,917)
----------------------------------------------------------------------------------------

Income tax expense  - current                        38,223                 22,913
Income tax expense (recovery) - future             (769,206)               339,161
----------------------------------------------------------------------------------------
Total income tax expense (recovery)                (730,983)               362,074
----------------------------------------------------------------------------------------
Net loss after taxes                             (3,306,733)            (2,621,991)
Minority interest in consolidated subsidiary        607,630               (187,000)
----------------------------------------------------------------------------------------
Net loss for the period                          (2,699,103)            (2,808,991)
Deficit, beginning of period                    (13,722,191)            (1,292,899)
Dividends                                          (197,635)                    --
----------------------------------------------------------------------------------------
Deficit, end of period                         $(16,618,929)          $ (4,101,890)
----------------------------------------------------------------------------------------
Earnings per share - Basic                     $      (0.13)          $      (0.17)
Weighted average common shares outstanding
                   - Basic                       20,081,613             16,210,220

(Diluted earnings per share have not been presented as such would be antidilutive)

The accompanying notes are an integral part of these consolidated financial statements

                                                             Assure Energy, Inc.
                                            Consolidated Statement of Cash Flows
                                                              September 30, 2004
                                                                     (Unaudited)
                                                              (Canadian Dollars)

--------------------------------------------------------------------------------------------------
                                                           9 Months Ended       9 Months Ended
                                                          September 30, 2004    September 30, 2003
--------------------------------------------------------------------------------------------------
                                                                               Restated - Note 3(b)
OPERATING ACTIVITIES
Net loss for the period                                    $ (2,699,103)         $ (2,808,991)
Add (deduct) items not affecting cash:
  Depreciation and depletion                                  4,973,839             2,497,647
  Asset retirement obligation - accretion                        59,042                20,265
  Amortized proceeds on sale of hedging contracts                    --              (129,461)
  Future income taxes                                          (769,206)              339,161
  Equity share of earnings of investment                        (28,182)              (37,077)
  Interest paid thru issuance of shares                         532,821                    --
  Warrants issued for interest                                       --               250,014
  Options and warrants issued for services                           --               175,862
  Stock compensation expense                                    322,798                    --
  Accrued interest payable                                       11,716               418,467
  Consulting expense paid through the issuance of shares         33,000                    --
  Provision for income tax                                           --               (40,478)
  Minority interest in income                                  (607,630)              187,000
--------------------------------------------------------------------------------------------------
  Cash flow from operations                                   1,829,095               872,409
  Net change in non-cash operating working capital            2,914,600               172,245
--------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     4,743,695             1,044,654
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds (repayments) from/to long term debt                         --             5,609,570
Bank loan advances (repayments)                              (1,150,000)              431,772
Intercompany advances                                           410,020                    --
Proceeds from the sale of common stock                        2,376,493             2,400,749
--------------------------------------------------------------------------------------------------
Net cash provided by financing activities                     1,636,513             8,442,091
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures on property and equipment                      (10,504,830)              860,966
Disposition of commodity hedging                                     --              (191,567)
Acquisition of business, net of cash acquired                        --           (11,043,231)
--------------------------------------------------------------------------------------------------
Net cash used in investing activities                       (10,504,830)          (10,373,832)
--------------------------------------------------------------------------------------------------
Net cash flow for the period                                 (4,124,622)             (887,087)
Cash, beginning of period                                     4,628,405             1,642,487
--------------------------------------------------------------------------------------------------
Cash, end of period                                        $    503,783          $    755,400
==================================================================================================

The accompanying notes are an integral part of these consolidated financial statements

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

1.    NATURE OF THE BUSINESS AND BASIS OF PRESENTATION

      Assure Energy, Inc. (the "Company" or "Assure") and its subsidiaries are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia.

      On September 11, 2003, the Company changed its state of domicile from Delaware to Nevada. Effective February 6, 2004, the Company changed its place of domicile from Nevada to Alberta, Canada.

      The interim consolidated balance sheet of Assure and its subsidiaries as at September 30, 2004 and the accompanying interim consolidated statements of operations and cash flows for the nine months ended September 30, 2004 and the notes thereto are the responsibility of the Company's management.

      These interim consolidated financial statements of Assure are presented in Canadian dollars and have been prepared by management in accordance with accounting principles generally accepted in Canada. The disclosure that follows is incremental to, and should be read in conjunction with, the disclosure in the financial statements and notes thereto for the year ended December 31, 2003.

      The interim consolidated financial statements present the results of operations of the Company for the nine months ended September 30, 2004 and its wholly owned subsidiaries, Assure Oil & Gas Corp.("Oil & Gas") and Westerra 2000 Inc. ("Westerra") and its partially-owned subsidiary Quarry Oil & Gas Ltd. ("Quarry") from July 28, 2003, the effective date of its acquisition.

      The Company owns approximately 51.84% of the issued and outstanding stock of Quarry. The Company has a management agreement with Quarry whereby employees of the Company provide management, operations and administrative services to Quarry. The Company effectively controls Quarry's operations and, as a result, has included the accounts of Quarry on a consolidated basis. All material inter-company accounts and transactions have been eliminated on consolidation.

      These interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business for the foreseeable future.

      At September 30, 2004, the Company has a working capital deficiency of approximately $13 million. This deficiency primarily relates to the Company's partially-owned subsidiary Quarry. The Company has a net loss of approximately $2.7 million for the nine months ended September 30, 2004. Management is currently negotiating with a Canadian chartered bank to increase the Company's operating line from $8 million to $10 million collateralized by the assets of the Company and its subsidiaries. Additionally, management is in the process of evaluating alternate financing arrangements. However, there can be no certainty that management will be successful in its efforts.

      These interim financial statements do not include the adjustments if any that might be necessary should the Company not be able to continue on a going concern basis.

2.    COMPARATIVE FINANCIAL STATEMENTS

      Certain comparative figures have been restated for changes in accounting policies as discussed below and to conform to the current period presentation (See Note 3(b) and Note 18).

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada.

      a)    Basis of consolidation

            The interim consolidated financial statements of the Company have been prepared by management. The policies adopted by the Company comply in all material aspects with generally accepted accounting principles in Canada. The preparation of the interim consolidated financial statements requires management to make estimates and assumptions that affect the amount reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

            The interim consolidated financial statements include the accounts of Assure Energy, Inc. ("the Company" or "Assure"), the accounts of its wholly owned subsidiaries Assure Oil & Gas Corp. ("Oil & Gas"), Westerra 2000 Inc. ("Westerra"), and the accounts of its partially-owned subsidiary Quarry Oil & Gas Ltd. ("Quarry").

      b)    Change in reporting currency and foreign currencies

            Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars. As only limited operations are conducted in United States dollars, in the third quarter of 2004, the Company adopted Canadian dollars as its reporting currency. Comparative figures for the prior periods have been restated using the current rate method of currency translation as though the Canadian dollar was the reporting currency in those periods. The net effect of adopting Canadian dollars as the Company's reporting currency reduces the foreign currency fluctuations recorded as a result of translating the Company's Canadian subsidiaries into US dollars. As substantially all of the operations are now in Canada, management is of the opinion that the Canadian dollar will more accurately reflect the balance sheet and the net exposure in US dollars will be appropriately recognized through the income statement. The net exposure to the US dollar will primarily come from US dollar denominated accounts such as cash and trade payables. All numbers reported in these financial statements are stated in Canadian dollars unless otherwise denoted.

      c)    Petroleum and natural gas properties and equipment

            i)    Capitalized Costs

                  The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method, all costs related to the acquisition, exploration and development of petroleum and natural gas reserves, including asset retirement obligations, are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, related plant and production equipment costs, site restoration and abandonment costs and overhead charges directly related to acquisition, exploration and development activities.

            ii)   Depletion and Depreciation

                  The Company accounts for its petroleum and natural gas operations in accordance with the Canadian Institute of Chartered Accountants' ("CICA") guideline on full cost accounting (AcG-16) in the petroleum and natural gas industry. The Company adopted the full cost accounting policy in fiscal 2003. There was no impact to the prior year financial statements. Capitalized costs, excluding costs related to unproved properties, are depleted and depreciated using the unit-of-production method based on estimated proven oil and natural gas reserves before deduction of royalties as determined by independent petroleum engineers. Petroleum and natural gas reserves and production are converted to equivalent units of crude oil using a ratio of six thousand cubic feet of natural gas to one barrel of oil.

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

                  Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

                  Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would result in a greater than 20% change in the depletion and depreciation rate.

                  Furniture and equipment is depreciated on a straight-line basis at rates expected to write off the carrying values, net of expected future recoveries, over the estimated useful lives of the assets.

            iii)  Impairment Test

                  The Company applies an impairment test ("ceiling test") to determine if capitalized costs are not recoverable and exceed their fair value. Capitalized costs are not recoverable if they are greater than estimated undiscounted cash flows from future production of proven reserves plus the cost (net of impairment) of unproved properties. Commodity prices used in calculating estimated cash inflows are based on quoted benchmark prices in the futures market. Costs used in estimating cash outflows are based on expected future production and other costs and include abandonment and site restoration costs. An impairment loss is recognized if capitalized costs are greater than their recoverable amount. The impairment loss is measured as the amount by which capitalized costs exceed the fair value of proved and probable reserves plus the cost (net of impairment) of unproved properties. Fair value is determined based on the present value of future cash flows, after deducting abandonment and site restoration costs, discounted at a risk free interest rate, adjusted for prevailing market conditions. Any impairment loss is charged to earnings.

      d)    Asset Retirement Obligations

            The Company has adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") relating to accounting for asset retirement obligations. This recommendation replaces the previous method of accounting for site restoration costs on an accrual basis. The Company has adopted the new standard on a retroactive basis in accordance with the CICA recommendations on Accounting Changes. Under the new standard, a liability for the fair value of environmental and site restoration obligations is recorded when the obligations are incurred and the fair value can be reasonably estimated. The obligations are normally incurred at the time the related assets are brought into production. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

      e)    Investments

            The Company, through its partially-owned subsidiary Quarry, owns 49% of the common shares of Keantha Holdings Inc. ("Keantha"). Quarry accounts for it's investment in Keantha using the equity method of accounting, whereby the investment was initially recorded at cost and adjusted to recognize after-tax income or losses and reduced by dividends received. The investment is carried at the lower of cost or market value, if the decrease in value is of a permanent nature.

      f)    Joint ventures

            From time to time, certain petroleum and natural gas activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

      g)    Revenue recognition

            Petroleum and natural gas sales are recognized when the product is shipped and ownership transfers.

      h)    Earnings and cash flow from operations per share

              Earnings per share is determined based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by applying the treasury stock method to the exercise of outstanding stock options and share purchase warrants, except to the extent that the inclusion of these items would be anti-dilutive to the resulting earnings per share calculation.

      i)    Stock based compensation

            Effective January 1, 2003, the Company adopted the recommendations of the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock-Based Payments". This section was amended to require the expensing of all stock based compensation awards for fiscal years beginning after January 1, 2004. The Company has chosen to adopt the recommendation prospectively thereby recording the fair value of the stock options issued since January 1, 2003 in the income statement using the Black-Scholes option-pricing model.

      j)    Future income taxes

            The Company records future income taxes on the liability method of tax accounting. Under this method, future tax assets and liabilities are determined based on the difference between the tax value of each asset or liability and its carrying value on the balance sheet and are measured using substantially enacted tax rates and laws that are expected to be in effect when the differences reverse.

      k)    Commodity contracts

            During 2003, the Company's partially-owned subsidiary, Quarry traded petroleum products and derivative instruments. Quarry entered into commodity contracts in the normal course of its business to establish future sales and purchase prices and manage the future cash flow risk associated with price volatility of the commodities traded. Commodity contracts may be designated as hedges of financial risk exposure of anticipated transactions if, both at the inception of the hedge and throughout the hedge period, the changes in fair value of the contract substantially offset the effect of the commodity price changes on the anticipated transactions and if it is probable that the transactions will occur. Quarry monitored its commodity exposures and ensures that contracted amounts do not exceed the amounts of underlying exposures.

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

            Gains and losses are recognized on the delivery of the petroleum product or settlement of the financial contract. The market value of the outstanding commodity hedging option contracts were determined at the reporting date and any differences from the unamortized proceeds were recorded as an adjustment to the unamortized portion of commodity hedging contracts. Quarry deferred the impact of changes in the market value of these contracts until such time as the associated transactions was completed. In the event of early settlement or re-designation of hedging transactions, gains or losses were deferred and brought into income at the delivery dates originally designated. Where anticipated transactions were no longer expected to occur, with the effect that the risk that was hedged no longer exists, unrealized gains and losses were recognized in income at the time such determination is made.

            Cash flows arising in respect of these contracts were recognized under cash flow from operating activities. Quarry's commodity contracts expired in 2003. No commodity contracts were undertaken in 2004 by the Company or its subsidiaries.

      l)    Financial instruments

            Financial instruments of the Company consist of cash, accounts receivable, income taxes payable, accounts payable and accrued liabilities, due to shareholders, the debenture payable, long term debt and the bank loan. It is management's opinion that the Company is not exposed to significant risks associated with theses financial instruments. The fair value of these financial instruments approximates their carrying value unless otherwise noted.

      m)    Measurement uncertainty

            The amounts recorded for depletion and depreciation of petroleum and natural gas properties and equipment and site restoration and abandonment are based on estimates of reserves and future costs. By their nature, these estimates, and those related to the future cash flows used to assess impairment, could differ from actual results and materially impact the financial statements of future periods.

      n)    Foreign Currency

            Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars with the remainder conducted in United States dollars. The Company converts its United States dollar transactions using the current rate method of currency translation. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date and revenue and expense items are translated at the rate of exchange in effect on the dates on which such items are recognized in income during the period.

4.    CHANGES IN ACCOUNTING POLICIES AND PRACTICES

      Asset retirement obligations

      In 2003, the Company adopted the CICA recommendation for recording of asset retirement obligations. The asset retirement obligation of $1,248,185 at September 30, 2004 (December 31, 2003 - $1,088,682) is based on the estimated cash flows required to settle any abandonment and site restoration obligations relating to the Company's oil and natural gas properties at the end of their useful lives. Payments to settle the obligations will occur on an ongoing basis over the lives of the related assets estimated to be for a period of up to 17 years. Cash flows have been discounted at 7% for purposes of determining the asset retirement obligation.

      The undiscounted amount of expected cash flows required to settle the asset retirement obligations is estimated to be $3,346,302 as at September 30, 2004 (December 31, 2003 - $2,903,836).

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

5.    DEPOSITS

      Deposits  are   $144,227   (December   31,  2003  -  $159,581)   for  well
      abandonments.

6.    INVESTMENT

      As described in Note 3(e), the Company through its partially-owned subsidiary Quarry owns 49% of Keantha and uses the equity method to account for this investment. The balance in the investment account as at September 30, 2004 was $927,783 (December 31, 2003 - $899,601). For the
      nine month period ending September 30, 2004, Quarry recorded $28,182 (September 30, 2003 - $37,077) as investment income from Keantha. The fair value of this investment is not readily determinable.

7.    PROPERTY AND EQUIPMENT

                                                                              Accumulated
                                                                             Depletion and
      September 30, 2004                                           Cost       Depreciation   Net Book Value
      -----------------------------------------------------------------------------------------------------
      Petroleum and natural gas properties and equipment        $57,603,887   $26,567,361      $31,036,526

      Furniture and equipment                                       124,136        90,433           33,703
      -----------------------------------------------------------------------------------------------------
                                                                $57,728,023   $26,657,794      $31,070,229
      =====================================================================================================
                                                                             Accumulated
                                                                            Depletion and
      December 31, 2003 (Restated - Note 3(b))                     Cost      Depreciation     Net Book Value
      -----------------------------------------------------------------------------------------------------
      Petroleum and natural gas properties and equipment        $46,455,696   $20,940,748      $25,514,948

      Furniture and equipment                                       105,831        69,500           36,331
      -----------------------------------------------------------------------------------------------------
                                                                $46,561,527   $21,010,248      $25,551,279
      =====================================================================================================

      At September 30, 2004, costs amounting to $2,243,266 (December 31, 2003 - $1,493,389) that were incurred on unproven properties have been excluded from costs subject to depletion.

8.    DEBENTURE PAYABLE

      The Company through its partially-owned subsidiary Quarry, has issued a debenture payable to a company controlled by a former officer of Quarry in the amount of $1,500,000, which grants to the holder a security position over all the assets of Quarry (subordinated to the bank's security position), matures on November 1, 2004 and bears interest at the rate of 9% per annum, payable monthly. During 2003, Quarry repaid $250,000 of this amount. The holder has the right to convert the debenture into common shares of Quarry at any time after July 22, 2004 and prior to maturity at a price equal to the lesser of $1.33 per share or the 10 day weighted average trading price of Quarry's common shares, not to be lower than $0.75 per share. The equity component of this debenture has not been segregated as the value attributable to the equity component is not material. Subsequent to the period end, this debenture has been repaid.

9.    BANK LOAN

      a)    Quarry Oil & Gas Ltd. ("Quarry")

            As at September 30, 2004, the Company had available, through its partially-owned subsidiary Quarry, an $8,350,000 revolving, operating demand loan facility with a Canadian chartered bank. The facility reduces by $450,000 per month commencing July 31, 2004. The loan bears interest at the bank's prime rate, which was 4.00% at September 30, 2004, plus 1.5% interest subject to a standby fee of 0.125% per annum. The Company also had available through Quarry, a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.00% at September 30, 2004, plus 1.75% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all the assets of Quarry. As at September 30, 2004, Quarry had drawn down $6,650,000 (December 31, 2003 - $7,800,000) against these facilities and this amount has been classified as a current liability. Under the credit facility agreement with the bank, Quarry is subject to certain covenants. As at September 30, 2004, Quarry was not in compliance with the covenant requiring it to maintain an adjusted working capital ratio of not less than 1:0 to 1:0. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at September 30, 2004.

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

      b)    Assure Oil & Gas Corp. ("Oil & Gas")

            As at September 30, 2004, the Company had available, through its wholly owned subsidiary Oil & Gas a $1,200,000 revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate, which was 4.00% at September 30, 2004, plus 1.0% interest subject to a standby fee of 0.125% per annum. The Company also had available through Oil & Gas a $450,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.00% at September 30, 2004, plus 1.25% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas and a $10 million guarantee from Assure and Westerra. The bank will review Oil & Gas' credit facilities on or before April 30, 2005.

            Oil & Gas has not drawn down any funds against this credit facility.

10.   LONG TERM DEBT

      The Company's long-term debt consists of a six-year note payable (the "Note Payable") issued by its wholly owned subsidiary Oil & Gas in the principal amount of $850,000 (December 31, 2003 - $1,000,000) and a six-year Subordinated Promissory Note Payable (the "Subordinated Note") in the principal amount of US $2,916,000, equivalent to Canadian $3,678,826 (December 31, 2003 - US $3,240,000, equivalent to Canadian $4,200,700).

      The Note Payable was issued on December 28, 2002 and matures on December 28, 2008. The note accrues interest at 7.5% per annum. Quarterly payments of principal and interest are due on September 28, December 28, March 28, and June 28. The note is subordinated to all present and future bank debt of Oil & Gas and its subsidiaries. Interest of $18,699 and principal of $50,000 due on March 28, 2004 was satisfied by the Company by the issue by the Company of 12,377 common shares at US $4.21 (Cdn $5.55) per share. Interest of $17,959 and principal of $50,000 due on June 28, 2004 was satisfied by the Company by the issue by the Company of 12,308 common shares at US $4.10 (Cdn $5.52) per share. Interest of $17,014 and principal of $50,000 due on September 28, 2004 was satisfied by the Company by the issue by the Company of 18,812 common shares at US $2.80 (Cdn $3.56) per share.

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

      The Subordinated Note was issued on March 15, 2003, as amended on December 5, 2003, and matures on March 15, 2009. The note accrues interest at Citibank's US prime rate of 4.25% plus 3.5% per annum. Quarterly payments of principal and interest are due and payable in US dollars on September 15, December 15, March 15 and June 15. The note is unsecured and is subordinated to all present and future bank debt of the Company and its subsidiaries. In connection with the issuance of the Subordinated Note, the Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of US $3.10 (Cdn $4.07) per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003.

      During the nine months ended September 30, 2004, interest of US $336,061 due for the period from the date of issuance of the Subordinated Note to March 15, 2004 was satisfied by the exercise of 100,000 warrants for proceeds of US $310,000, equivalent to Canadian $406,503 and the payment in cash by the Company of US $26,061. Interest of US $63,292 and principal of US $162,000 due on June 15, 2004 was satisfied by the issue by the Company of 53,769 common shares at US $4.19 (Cdn $5.69) per share for proceeds of US $225,292, equivalent to Canadian $305,870. Interest of US $60,126 and principal of US $162,000 due on September 15, 2004 was satisfied by the issue by the Company of 94,121 common shares at US $2.36 (Cdn $3.04) per share for proceeds of US $222,126, equivalent to Canadian $286,052.

11.   DUE TO SHAREHOLDERS

      Due to shareholders is $410,020 (US $325,000) as at September 30, 2004 (December 31, 2003 - $nil) advanced from certain shareholders. The funds were advanced for general operational purposes, are unsecured, non-interest bearing and without fixed or agreed repayment terms.

12.   EQUITY INSTRUMENTS

      a)    Authorized

            Preferred Shares - 4,977,250 Blank Check Preferred Shares, 17,500 Series A Preferred Shares and 5,250 Series B Preferred Shares. Common Shares - 100,000,000 shares without par value.

      b)    Common Shares

                                                                                            Year Ended
                                                     9 Months Ended                      December 31, 2003
                                                   September 30, 2004                  (Restated - Note 3(b))
            -----------------------------------------------------------------------------------------------------------------
                                                                         Contributed                              Contributed
                                             # Shares       Amount         Surplus      # Shares       Amount       Surplus
            =================================================================================================================
            Beginning balance                19,650,100   $15,597,103   $   288,623    15,366,000   $ 6,249,437   $        --
            Payment of dividend on
            preferred shares                     68,363       300,705            --            --            --            --

            Exercise of warrants                100,000       506,503            --     1,782,100       831,824            --

            Private placement (1)               482,000     2,282,683            --     2,152,000     6,871,363            --
            Payment of principal and
            interest on long term debt          191,387       795,594            --       350,000     1,644,479            --
            Pursuant to 2003 private
            placement (2)                       143,500            --            --            --            --            --

            Warrants expense                         --            --            --            --            --       145,190

            Stock compensation                       --            --       322,798            --            --       143,433
            =================================================================================================================

            Ending balance                   20,635,350   $19,482,588   $   611,421    19,650,100   $15,597,103   $   288,623
            =================================================================================================================

            (1) During the period, the Company issued 482,000 units consisting of 482,000 common shares at US $3.60 per share (Cdn $4.93 per share) and 482,000 warrants to purchase common shares at US $4.00 per share were issued under a private placement. Two officers of the Company purchased 6,000 units as part of the private placement.

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

            (2) During the period, the Company issued an additional 143,500 common shares related to a private placement that closed in December 2003 in recognition of a delay in effecting registration of the securities purchased beyond six months from the closing date.

      c)    Preferred Shares

                                                              Year Ended
                                     9 Months Ended        December 31, 2003
                                  September 30, 2004     (Restated - Note 3(b))
            -------------------------------------------------------------------
                                  # Shares    Amount      # Shares   Amount
            -------------------------------------------------------------------
            Beginning balance       22,750   3,489,521      22,750   3,489,521

            Shares issued               --          --          --          --
            -------------------------------------------------------------------
            Ending balance          22,750   3,489,521      22,750   3,489,521
            -------------------------------------------------------------------

            On June 1, 2002, the Company sold 17,500 shares of Series A Preferred Stock ("Series A") with a stated value of US $100 and a cumulative 5% dividend payable in cash or shares of the Company's common stock raising US $1,750,000. The Series A is convertible at the option of the holder after two years, or if called for redemption by the Company, transferred into units of the Company at one unit for every US $1 of stated value. Units consist of one share of the Company's common stock and one common stock purchase warrant. Each common stock purchase warrant entitles the holder to purchase one share of the Company's common stock exercisable at US $1.166 per share at any time during the four year period commencing one year after the date of issuance.

            On August 27, 2002, the Company issued 5,250 shares of its Convertible Series B Preferred Stock ("Series B") raising US $525,000. The Series B has a stated value of US $100, a cumulative 5% dividend payable annually in cash or common stock of the Company, and the issuer has the right to convert the Series B into units commencing on the second anniversary of the issuance of the Series B at one unit for every US $1.166 of stated value of preferred stock. Each unit consists of one share of the Company's common stock and one common stock purchase warrant exercisable at US $1.333 per share, at any time during the four year period commencing one year from the date of issuance of the units.

      d)    Stock Options

            The Company has a Stock Option Plan for the issuance of common shares to employees, officers, directors and other key personnel based on approval of the Board of Directors and regulatory authorities. The maximum term of the options is five years and the options vest in accordance with the resolution of the Board of Directors pertaining to each grant, but normally over a period of two years from the date granted.

                                                                                    Year Ended
                                               9 Months Ended                     December 31, 2003
                                              September 30, 2004                (Restated - Note 3(b))
            --------------------------------------------------------------------------------------------------
                                                     Wtd Avg     Wtd Avg                  Wtd Avg       Wtd Avg
                                                      Price       Price                   Price         Price
                                       # Options      (US $)    (Cdn $)(1)  # Options     (US $)      (Cdn $)(1)
            --------------------------------------------------------------------------------------------------
            Options outstanding,          425,000   $    2.93   $    3.80     320,000    $    2.75   $    4.34
            beginning of period

            Issued                      1,375,000        3.31        4.18     305,000         3.00        3.89

            Cancelled                          --          --          --    (200,000)        2.75        3.57
            --------------------------------------------------------------------------------------------------
            Options outstanding,
            end of period               1,800,000   $    3.22   $    4.09     425,000    $    2.93   $    4.38
            --------------------------------------------------------------------------------------------------
            Options exercisable,
            end of period                 477,500   $    3.07   $    3.87      75,000    $    2.80   $    3.63
            --------------------------------------------------------------------------------------------------

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

            (1) See exchange rates used to convert from United States to Canadian dollars in Note 17

            The fair value of share options were estimated using the Black-Scholes option-pricing model with the following assumptions:
            Dividend yield ($ Nil), Expected volatility (0.17), risk-free interest rate (2.4%), and weighted average life of 3 to 5 years.

      e)    Warrants

      -----------------------------------------------------------------------------------------
                                                                           Year Ended
                                          9 Months Ended               December 31, 2003
                                         September 30, 2004          (Restated - Note 3(b))
      -----------------------------------------------------------------------------------------
                                       # Warrants      Amount        # Warrants      Amount
       Beginning balance               10,036,400    $ 1,976,913      7,200,000    $        --
       Issued in connection with
        private placement                 675,500         94,000
       Issued for investor
        relation services                  60,000         33,000
       Issued on completion of
        equity financing                       --             --      2,100,000             --
       Subscription agreement                  --             --        533,500        770,000
       In connection with
        financing                              --             --        450,000        450,000
       For consulting services                 --             --        100,000        129,903
                                                                      1,435,000        640,000
       Exercise of warrants              (100,000)      (100,000)    (1,782,100)       (12,990)
      -----------------------------------------------------------------------------------------
       Ending balance                  10,671,900    $ 2,003,913     10,036,400    $ 1,976,913
      -----------------------------------------------------------------------------------------

                                                                                                  Year Ended
                                                       9 Months Ended                          December 31, 2003
                                                     September 30, 2004                    (Restated - Note 3(b))
            -----------------------------------------------------------------------------------------------------------------
                                                           Wtd Avg      Wtd Avg
                                                           Exercise    Exercise                        Wtd Avg     Wtd Avg
                                                            Price        Price                          Price       Price
                                           # Warrants       (US $)     (Cdn $)(1)    # Warrants        (US $)     (Cdn $)(1)
            -----------------------------------------------------------------------------------------------------------------
            Beginning balance              10,036,400    $      1.38   $      1.79     7,200,000    $      0.50   $      0.79
            Issued in connection with
            equity financing                       --             --            --     2,100,000           1.00          1.30
            Issued in connection with
            subscription agreement                 --             --            --       533,500           2.50          3.24
            Issued in connection with
            financing                              --             --            --       450,000           3.10          4.02
            Issued in connection with
            consulting services                    --             --            --       100,000           3.00          3.89
            Exercised during the year
            (Class A)                              --             --            --    (1,772,100)          0.33          0.43
            Exercised during the year
            (Other)                                --             --            --       (10,000)          3.00          3.89
            Issued in connection with
            financing                              --             --            --     1,435,000           4.00          5.19
            Exercised in payment of
            interest                         (100,000)          3.10          3.91            --             --            --
            Issued in connection with
            private placement                 482,000           4.00          5.05            --             --            --
            Issued in connection with
            investor relation services         60,000           4.05          5.11            --             --            --
            Issued in connection with
            private placement                 193,500           4.00          5.05            --             --            --
            -----------------------------------------------------------------------------------------------------------------
            Ending balance                 10,671,900    $      1.54   $      1.99    10,036,400    $      1.38   $      1.89
            -----------------------------------------------------------------------------------------------------------------

            (1) See exchange rates used to convert from United States to Canadian dollars in Note 17

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

13.   RISK MANAGEMENT

      a)    Credit risk

            Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. In addition, the Company is exposed to credit risk in its trade accounts receivable included in receivables.

      b)    Interest rate risk management

            The Company's fixed rate debt is subject to interest rate price risk as the value will fluctuate as a result of changes in market rates. Floating rate debt is subject to interest rate cash flow risk as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

            At September 30, 2004, the Company had fixed the interest rates on the following interest bearing obligations:

                                                             December 31, 2003
                                     September 30, 2004   (Restated - Note 3(b))
             -------------------------------------------------------------------
             Debenture payable          $1,250,000              $1,250,000

             Long term debt              4,528,826               5,200,700
             -------------------------------------------------------------------
                                        $5,778,826              $6,450,700
             -------------------------------------------------------------------

14.   COMMITMENTS AND CONTINGENCIES

      The Company through its partially-owned subsidiary Quarry is currently involved in litigation with a former officer of Quarry who is claiming $240,000 in respect of termination and severance pay. Quarry is contesting this claim. Examinations for discovery have occurred and the matter is currently in abeyance as of September 30, 2004 as the plaintiff has not moved the litigation forward.

      Effective August 1, 2004, the Company, through its partially-owned subsidiary Quarry, entered into a new lease for the rental of office space for the period to January 31, 2007. Quarry is committed to payments of rent and operating costs under the lease amounting to $75,500 in 2004, $181,000 in 2005, $181,000 in 2006 and $15,000 in 2007.

      The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued based on estimates of reserves and future costs. Any changes in these will affect future earnings. Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

      As at September 30, 2004, there has been no material change in the remaining commitments and contingencies disclosed in Note 14 to the financial statements for the year ended December 31, 2003.

15.   RELATED PARTY TRANSACTIONS

      Effective June 30, 2004, Assure acquired 1,000,000 common shares of Quarry, comprising part of the Units issued under a private placement. At September 30, 2004, Assure held a total of 7,919,900 common shares representing 51.84% of the issued and outstanding common shares of Quarry. On November 1, 2004, Assure advanced $1,250,000 to Quarry. This amount is unsecured, non-interest bearing and without fixed or agreed repayment terms. Quarry used these funds to repay the debenture which matured on November 1, 2004 (See Note 8). On November 10, 2004, Assure participated in a non-brokered private placement and acquired 757,143 common shares of Quarry at $0.70 (see Note 16). As a result, Assure currently holds a total of 8,667,043 common shares representing 50.2% of the total issued and outstanding common shares of Quarry.

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

      Assure Oil & Gas Corp. ("Oil & Gas") is a wholly-owned subsidiary of Assure. During 2003, Oil & Gas entered into a management services agreement with Quarry whereby it supplies Quarry with the services of certain of its employees that have management or operational expertise. During the nine months ended September 30, 2004, Oil & Gas charged Quarry $330,223 for such services. Quarry charged Oil & Gas $90,844 for rent and office overheads in the nine months ending September 30, 2004.

      Effective December 1, 2003, Oil & Gas entered into an agreement with Quarry whereby it agreed to pay Quarry a $450,000 prospect fee and drill two wells at its sole expense on or before January 31, 2004 on certain farm-out lands of Quarry located in northeast British Columbia. The prospect fee was paid in December 2003 and the two wells were drilled in January 2004. Oil & Gas earned a working interest in four sections of land as a result of drilling the wells and Quarry retained a gross overriding royalty in these wells. In addition, Quarry farmed out and retains a convertible gross overriding royalty in two additional gas wells in British Columbia drilled by Oil & Gas during the first quarter of 2004.

      The transactions between Oil & Gas and Quarry have been recorded at the agreed to exchange amount which reflects fair value.

16.   SUBSEQUENT EVENTS

      a)    Business Combination

            On November 10, 2004, Assure and Quarry executed a formal Arrangement Agreement to amalgamate the two entities. Assure and Quarry have agreed to effect a combination by way of plan of arrangement whereby Assure will, subject to certain conditions, acquire all of the issued and outstanding common shares of Quarry not already owned by Assure for common shares of Assure on the basis of 0.360 of an Assure common share for each Quarry common share. The Special Meeting of Shareholders of Quarry was held December 17, 2004 where the Arrangement Agreement was approved by 96.23% of the security holders of Quarry. Additionally, the Arrangement was approved by 89.72% of the votes cast by certain disinterested holders of Quarry securities (such votes do not include the votes cast by Assure and management and directors of Assure). The final order of the Court of Queen's Bench of Alberta approving the Arrangement was also granted on December 17, 2004. All warrants to acquire Quarry common shares have now been cancelled.

      b)    Private Placement

            On November 10, 2004, the Company's partially-owned subsidiary Quarry completed a non-brokered private placement and issued 2,008,364 common shares at a price per share of Cdn $0.70 for gross proceeds of $1,405,855. Assure Holdings Inc., Quarry's largest shareholder, participated in the private placement, purchasing 757,143 common shares. These shares are subject to a four-month hold period, ending March 10, 2005. The proceeds raised from the private placement will be used to retire certain debt obligations of Quarry. As a result, Assure holds 8,677,043 common shares of Quarry, 50.2% of the outstanding common shares.

      c)    Bank loan

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

            i)    Quarry Oil & Gas Ltd. ("Quarry")

                  On November 15, 2004, the Company, through its partially-owned subsidiary, Quarry accepted and signed an indicative financing proposal to replace the existing bank loan. Commencing
                  November 15, 2004, Quarry will have available an $6,550,000 revolving operating demand loan facility with a Canadian chartered bank. The facility reduces by $75,000 per month commencing November 30, 2004 and reduces by $275,000 per month commencing January 31, 2005. The loan bears interest at the bank's prime rate, which was 4.25% at November 15, 2004, plus 1.5% interest subject to a standby fee of 0.125% per annum. The Company also had available through Quarry, a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at November 15, 2004, plus 1.5% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all the assets of Quarry. These facilities will be reviewed upon Quarry's fiscal year end December 31, 2004, and not later than April 30, 2005.

            ii)   Assure Oil & Gas Corp. ("Oil & Gas")

                  On November 15, 2004, the Company, through its wholly owned subsidiary Oil & Gas accepted and signed an indicative financing proposal. This proposal includes the amalgamation of Assure with Quarry (See Note 16a). Upon completion of a definitive agreement, Oil & Gas will have available, subject to certain credit approval conditions, a $10,000,000 revolving operating demand loan facility with a Canadian chartered bank. The loan will bear interest at the bank's prime rate, which was 4.25% at November 15, 2004, plus 1% interest subject to a standby fee of 0.125% per annum. The Company will also have available through Oil & Gas, a $10,000,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was
                  4.25 % at November 15, 2004, plus 1.5% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. This facility will be in place once the Company has met the bank's required credit approval process. The Company will also have available through Oil & Gas, a $1,300,000 treasury risk facility at the same bank with a maximum term of 26 months. The facilities will be secured by a $10 million debenture over all the assets of Oil & Gas, a $10 million guarantee from Assure and Westerra, a $40 million supplemental debenture over the major producing petroleum and natural gas reserves of Oil & Gas, and a $40 million guarantee from Assure, Westerra and Quarry. These facilities will be reviewed upon the Company's fiscal year end December 31, 2004, and not later than April 30, 2005. This new facility would replace the Company's facility described in
                  Note 9

17.   EXCHANGE RATES

      The United States dollar amounts have been converted into Canadian dollar amounts using either the average or the period end exchange rates shown below:

      Nine months, and three months, ended September 30, 2004         $1.3276
      Nine months, and three months, ended September 30, 2003         $1.3793
      As at September 30, 2003                                        $1.3499
      As at September 30, 2004                                        $1.2616
      As at December 31, 2002                                         $1.5776
      As at December 31, 2003                                         $1.2965

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

18.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

      ACCOUNTING PRINCIPLES

      These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Canadian principles differ from US principles as follows:

      a)    Reconciliation of Net Loss Under Canadian GAAP to US GAAP

            Consolidated Statement of Operations - US GAAP

                                                 For the nine month period ended
                                                                  September 30,
                                                   September 30,      2003
                                                      2004       (restated Note
                                                                       3(b))
            --------------------------------------------------------------------
            Net loss as reported in
            accordance with Canadian
            principles                             $(2,699,103)     $(2,808,991)
                                                   -----------      -----------

            Impact of US principles:
             Amortization of debt discount
             (debenture)(1)                            (98,280)         (21,840)
             Amortization of debt discount
             (long term debt)(2)                      (133,996)         (79,135)
             Unrealized hedging gain(3)                     --         (123,521)
                                                   -----------      -----------
                                                      (232,276)        (224,496)
                                                   -----------      -----------

            Net adjustments
            Net loss in accordance with US
            principles                             $(2,931,379)     $(3,033,487)
            ====================================================================
            Loss per common share in
            accordance with US principles
             Basic and diluted                          (0.146)          (0.187)
            ====================================================================

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

      Statement of Comprehensive Income (Loss)

                                           For the nine month period ended
                                            September        September 30,
                                            30, 2004            2003
            ------------------------------------------------------------

            Net loss - US GAAP            $(2,931,379)       $(3,033,487)

            Unrealized hedging gain(3)             --            123,531


            Comprehensive income (loss)   $(2,931,379)       $(2,909,956)

      b)    Condensed Consolidated Balance Sheet

            -------------------------------------------------------------------------------------------------------
                                                      Canadian           US          Canadian         US
                                                    Principles at   Principles at   Principles   Principles at
                                                    September 30,    September 30,  at December   December 31,
                                                        2004           2004         31, 2003         2003
            -------------------------------------------------------------------------------------------------------
            Assets                                                                  (Restated
                                                                                    note 3(b))
            Current assets                             4,110,417      4,110,417      8,482,514    8,482,514
            Deposits                                     144,227        144,227        159,581      159,581
            Investment                                   927,783        927,783        899,601      899,601
            Property and equipment                    31,070,229     31,070,229     25,551,279   25,551,279
                                                      -------------------------------------------------------------
                                                      36,252,656     36,252,656     35,092,975   35,092,975
                                                      =============================================================

            Liabilities

            Current liabilities(1)                    17,465,556     17,454,636     15,681,950   15,572,750
            Long term debt(2)                          3,511,309      3,187,505      4,370,595    3,889,450
            Asset retirement
            obligation                                 1,248,185      1,248,185      1,088,682    1,088,682
            Future taxes                               1,947,049      1,947,049      2,716,255    2,716,255
            Minority interest                          2,677,934      2,677,934      3,285,564    3,285,564
                                                      -------------------------------------------------------------
                                                      26,850,033     26,515,309     27,143,046   26,552,701

            Shareholders' Equity                       9,402,623      9,737,347      7,949,929    8,540,274
                                                      -------------------------------------------------------------
                                                      36,252,656     36,252,656     35,092,975   35,092,975
                                                      =============================================================

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

================================================================================

            Reconciliation  of  Shareholders'  Equity under  Canadian GAAP to US
            GAAP:

                                                     September 30,  December 31,
                                                        2004          2003
            --------------------------------------------------------------------
                                                      (Restated
                                                      note 3(b))


            Shareholder's Equity as reported
              with Canadian principles                $9,402,623   $7,949,929

              Debt discount (debenture)(1)                10,920      109,200

              Debt discount (long term debt)(2)          323,804      481,145
                                                      --------------------------
            Shareholders' Equity in
                 accordance with US
                 Principles                           $9,737,347   $8,540,274

            ====================================================================

            1 On July 28, 2003, the Company issued through a subsidiary a debenture payable for $1,250,000. The holder has the right to convert the debenture into common shares of Quarry at any time after July 22, 2004 and prior to maturity at a price equal to the lesser of $1.33 per share or the 10 day weighted average trading price of Quarry's common shares, not to be lower than $0.75 per share. In accordance with US principles, the face value of the debenture payable would be reduced for the beneficial conversion option of $163,800 and had been accounted for in the reconciliation of stockholders' equity as additional paid-in capital and a discount on the debenture. This amount will be amortized over 15 months. The charge for amortization in the period would be $98,280 (December 31, 2003 - $54,600).

            2 On March 15, 2003, the Company entered into a six year Subordinated Promissory Note Payable (the "Subordinated Note") with a foreign entity with a principal balance of US $4,500,000. This Subordinated Note is unsecured and accrues interest at Citibank's US prime rate (4.25% per annum at December 31, 2003) plus 3.5% per annum. The Company issued 450,000 common stock purchase warrants to purchase an equal number of the Company's common stock with an exercise price of US $3.10 per share. These common stock purchase warrants may be exercised at any time during the five years commencing July 1, 2003. In accordance with US principles, the Company would allocate the proceeds of the financing based on relative fair values. The value attributed to the warrants would be US $560,280 of which $133,996 would be amortized in the period (December 31, 2003 - $102,480) as interest expense. The remaining $323,804 has been netted against long-term debt as debt discount.

                                                             Assure Energy, Inc.
                                                   Notes to Financial Statements
                                            Nine Months Ended September 30, 2004
                                                                     (Unaudited)
--------------------------------------------------------------------------------

            3 In accordance with Canadian principles, the Company records unrealized hedging gains (losses) in the statement of operations. For US principles, gains or losses arising from hedging are to be included in other comprehensive income.

            U.S. GAAP requires the disclosure, as other comprehensive income, of changes in equity during the period from transactions and other events from non-owner sources. Canadian GAAP does not require similar disclosure.

            There are no tax effects to the US GAAP adjustments as the Company currently is not taxable and a valuation allowance has been recorded for the entire balance of the future tax asset.

19.   COMPARATIVE FIGURES

      During the third quarter ended September 30, 2004, the Company adopted Canadian GAAP and Canadian dollar reporting as detailed in Note 3(b). The six month interim report prepared by the Company was reported in US GAAP and US dollars. Consequently, no information is readily available for each of the 3 month periods ended September 30, 2004 and 2003. As such, this information has not been included herein.

2. Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2004.

                                                             ASSURE ENERGY, INC.
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS
                                            NINE MONTHS ENDED SEPTEMBER 30, 2004
--------------------------------------------------------------------------------

OVERVIEW

This Management's Discussion and Analysis ("MD&A") dated December 17, 2004, is a review of the operating and financial activities of Assure Energy, Inc. (the "Company" or "Assure") and its subsidiaries for the nine months ended September 30, 2004. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of Assure for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD&A of Assure for the two years ended December 31, 2003. This MD&A is incremental to the disclosure included in Assure's MD&A for the two years ended December 31, 2003. Unless otherwise indicated, all dollar amounts in this MD&A are Canadian dollars.

The unaudited interim consolidated financial statements of Assure have been prepared by management in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles.

The Company's results of operations for the nine months ended September 30, 2003 include the results of its wholly owned subsidiaries, Assure Oil & Gas Corp. ("Oil & Gas"), and Westerra 2000 Inc. ("Westerra"), and its partially-owned subsidiary, Quarry Oil & Gas Ltd. ("Quarry") from July 28, 2003. The results of operations for the nine months ended September 30, 2004 include the results of Oil & Gas, Westerra and Quarry. Assure acquired 48.5% of Quarry, effective July 28, 2003, and increased its ownership in Quarry to 51.84%, effective June 30, 2004. Assure effectively controls Quarry's operations and, as a result, has included the accounts of Quarry on a consolidated basis. The interest of the remaining Quarry shareholders in Quarry's operations is recorded as minority interest in consolidated subsidiary in the consolidated financial statements.

Assure and its subsidiaries are engaged in the exploration, development and production of oil and natural gas in the Canadian provinces of Alberta, Saskatchewan and British Columbia. Additional information relating to the Company can be found on the website of the United States Securities and Exchange Commission at www.sec.gov.

The Company's financial results depend on many factors, including, but not limited to, commodity prices, exploration and development success, control of capital expenditures, and operating and overhead costs. These factors impact the Company's ability to obtain financing for its operations. Many of these factors are outside of Assure's control. See the "Business Risks" section of the MD&A for the two years ended December 31, 2003 for more information.

The information in this Management's Discussion and Analysis contains all relevant considerations to that date.

The following Management Discussion and Analysis may contain forward-looking statements. Forward-looking statements are based on current expectations that involve a numbers of risks and uncertainties which could cause actual events or results to differ materially from those reflected herein. Forward-looking statements are based on the estimates and opinions of management of the Company at the time the statements were made.

CHANGE IN REPORTING CURRENCY AND FOREIGN CURRENCIES

Most of the Company's operations are conducted by its Canadian subsidiaries in Canadian dollars. As only limited operations are conducted in United States dollars, in the third quarter of 2004, the Company adopted Canadian dollars as its reporting currency. Comparative figures for the prior periods have been restated using the current rate method of currency translation as though the Canadian dollar was the reporting currency in those periods. The net effect of adopting Canadian dollars as the Company's reporting currency reduces the foreign currency fluctuations recorded as a result of translating the Company's Canadian subsidiaries into US dollars. As substantially all of the operations are now in Canada, management is of the opinion that the Canadian dollar will more accurately reflect the balance sheet and the net exposure in US dollars will be appropriately recognized through the income statement. The net exposure to the US dollar will primarily come from US dollar denominated accounts such as cash and trade payables. All numbers reported in these financial statements are stated in Canadian dollars unless otherwise denoted.

FINANCIAL AND OPERATING REVIEW

A summary of the Company's results of operations for the nine months ended September 30, 2004 and 2003 is set out in the following table. The change between 2004 and 2003 is analyzed between changes due to the inclusion of 9 months of Quarry in 2004 versus inclusion of only 2 months of Quarry in 2003, and changes in the activities of Oil & Gas and Westerra ("Assure O&G").

---------------------------------------------------------------------------------------------------------------
                                                 Nine months ended September 30                %
                                                      2004            2003           Change          Change
---------------------------------------------------------------------------------------------------------------
OPERATIONS
Production:
Crude oil & NGL's (Bbl/d)                                  713             275             438             159
Natural gas (Mcf/d)                                      2,448           1,532             916              60
Total (Boe/d)                                            1,121             530             591             112
Average sales prices:
Crude oil ($/Bbl)                                 $      39.58    $      40.23    $      (0.65)             (2)
Natural gas ($/Mcf)                               $       6.52    $       5.49    $       1.03              19
Total ($/boe)                                     $      39.42    $      36.75    $       2.67               7
Royalty expense ($/ Boe)                          $      (8.57)   $      (6.94)   $      (1.63)             24
Operating expense ($/ Boe)                        $     (14.06)   $     (11.63)   $      (2.43)             21
Netback ($/ Boe)                                  $      16.79    $      18.18    $      (1.39)             (8)

FINANCIAL (UNAUDITED) (CDN$)
Revenues:
Crude oil & NGL's                                 $  7,732,729    $  3,020,533    $  4,712,196             156
Natural gas                                          4,374,591       2,296,476       2,078,114              90
---------------------------------------------------------------------------------------------------------------
                                                    12,107,320       5,317,010       6,790,310             128
Royalty expenses                                    (2,631,920)     (1,003,783)     (1,628,137)            162
Operating expenses                                  (4,319,242)     (1,683,194)     (2,636,048)            157
---------------------------------------------------------------------------------------------------------------
Net revenue from oil and gas production              5,156,158       2,630,033       2,526,125              96
---------------------------------------------------------------------------------------------------------------
Net loss                                          $ (2,699,103)   $ (2,808,991)   $    109,888               4
---------------------------------------------------------------------------------------------------------------
Net loss per share                                $      (0.13)   $      (0.17)   $       0.04              24
---------------------------------------------------------------------------------------------------------------
Cash flow from operations before changes in
working capital*                                  $  1,829,095    $    872,409    $    956,686             110
---------------------------------------------------------------------------------------------------------------
Cash spent on investing activities                $ 10,504,830    $ 10,373,832    $    130,998               1
---------------------------------------------------------------------------------------------------------------

*Cash flow from operations is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non GAAP measure. Therefore this measure may not be comparable to similar measures presented by other issuers. This measure has been presented in this MD&A as additional information regarding the company's liquidity and ability to generate funds to finance its operations. Cash flow from operations is calculated by adding back non-cash items to earnings. This number is reconciled to the net income for the nine months in the statement of cash flows included in the interim financial statements

NGLs - natural gas liquids
Bbls/d - barrels of oil per day
Mcf/d - thousand cubic feet per day
Mmcf/d - million cubic feet per day
Boe/d - barrels of oil equivalent per day

------------------------------------------------------------------------------------------------------------------------------------
                                               Less:
                                               Quarry
                              Nine Months       Nine                      Nine Months    Less: Quarry                   Change:
                                 Ended         Months       Assure O&G       Ended       Two Months      Assure O&G    Assure O&G
                             September 30,    Sept 30,      (Excluding    September 30,   Aug & Sept     (Excluding     (Excluding
                                 2004           2004          Quarry)         2003          2003           Quarry)       Quarry)
------------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Production:

Crude oil & NGL's (Bbl/d)             713            619             94            275            139            136            (41)
Natural gas (Mcf/d)                 2,448            851          1,597          1,532            241          1,291            306
Total (Boe/d)                       1,121            761            360            530            180            350             10
Average sales prices:
Crude oil $(/Bbl)             $     39.58   $      40.42   $      34.11   $      40.23   $      39.24   $      41.26   $      (7.15)
Natural gas $(/Mcf)           $      6.52   $       6.82   $       6.37   $       5.49   $       4.84   $       5.61   $       0.76
Total $(/boe)                 $     39.42   $      40.50   $      37.14   $      36.75   $      36.96   $      36.64   $       0.50
Royalty expense $(/ Boe)      $     (8.57)  $      (8.17)  $      (9.41)  $      (6.94)  $      (6.14)  $      (7.35)  $      (2.06)
Operating expense $(/ Boe)    $    (14.06)  $     (17.60)  $      (6.59)  $     (11.63)  $     (13.08)  $     (10.89)  $       4.30
Netback $(/ Boe)              $     16.79   $      14.72   $      21.14   $      18.18   $      17.73   $      18.41   $       2.73

FINANCIAL
Revenues:

Crude oil & NGL's               7,732,729      6,849,683        883,047      3,020,533      1,494,230      1,526,303       (643,257)

Natural gas                     4,374,591      1,588,974      2,785,616      2,296,476        318,332      1,978,144        807,472
------------------------------------------------------------------------------------------------------------------------------------
                               12,107,320      8,438,657      3,668,663      5,317,010      1,812,562      3,504,448        164,215

Royalty expenses               (2,631,920)    (1,702,906)      (929,014)    (1,003,783)      (301,179)      (702,604)      (226,410)

Operating expenses             (4,319,242)    (3,668,218)      (651,024)    (1,683,194)      (641,768)    (1,041,426)       390,402
------------------------------------------------------------------------------------------------------------------------------------
Net revenue from oil and gas
production                      5,156,158      3,067,533      2,088,625      2,630,033        869,615      1,760,418        328,207

Interest income                     6,470             --          6,470         72,580         38,177         34,403        (27,933)

General and administrative     (3,509,055)      (844,433)    (2,664,622)    (1,723,280)      (104,288)    (1,618,992)    (1,045,630)

Interest expenses                (686,590)      (387,887)      (298,703)      (758,415)       (77,279)      (681,136)       382,433

Accretion                         (59,042)       (44,649)       (14,393)       (20,265)       (13,328)        (6,937)        (7,456)

Depletion and depreciation     (4,973,839)    (3,331,368)    (1,642,471)    (2,497,647)      (436,715)    (2,060,932)       418,461

Income taxes                      730,983        365,667        365,316       (362,074)       (15,631)      (346,443)       711,759

Minority interest                 607,630        607,630             --       (187,000)      (187,000)            --             --

Foreign exchange                       --             --             --             --             --             --             --
Equity income in
unconsolidated subsidiary          28,182         28,182             --         37,077             --         37,077        (37,077)
------------------------------------------------------------------------------------------------------------------------------------
Net loss                      $(2,699,103)  $   (539,325)  $ (2,159,778)  $ (2,808,991)  $     73,551   $ (2,882,542)  $    722,764
====================================================================================================================================

NGL's - natural gas liquids
Bbls/d - barrels of oil per day
Mcf/d - thousand cubic feet per day
Mmcf/d - million cubic feet per day
Boe/d - barrels of oil equivalent per day

Production

The Company's production results include the results of Quarry for the period January to September 2004. For the comparable period in 2003, the Company's production results include the results of Quarry for only two months of the year, August and September 2003.

The increase of 438 bbls/d in oil and NGLs production in 2004 resulted from the inclusion of Quarry's production of 619 bbls/d less Quarry's 2003 production of 139 bbls/d for the months of August and September 2003. Excluding the effect of Quarry, there was a decrease of 42 bbls/d in Assure O&G production. Quarry's oil production is primarily from the Chauvin, Ribstone and Chestermere areas of Alberta, which produced 244 bbls/d, 254 bbls/d and 109 bbls/d, respectively. Assure O&G's 2004 oil production of 94 bbls/d includes 35 bbls/d from the Enchant area of Alberta, 51 bbls/d from the Lloydminster area of Saskatchewan and 8 bbls/d from other areas. The reduction in Assure O&G's production in 2004 is due to natural declines in production of 51 bbls/d from Lloydminster, offset by an increase of 9 bbls/d in production from Enchant and other areas.

The increase of 916 mcf/d in natural gas production resulted from the inclusion of 851 mcf/d from Quarry less Quarry's 2003 production of 241 mcf/d for the months of August and September 2003. Excluding the effect of Quarry, there was an increase of 306 mcf/d in Assure O&G production. Quarry's natural gas production includes 381 mcf/d and 271 mcf/d, respectively, from the Rigel and West Currant areas of British Columbia, and 135 mcf/d from Chestermere, with the remaining 64 mcf/d from other areas. Assure O&G's natural gas production of 1,597 mcf/d for 2004 includes 926 mcf/d from West Currant, 156 mcf/d from Enchant, 358 mcf/d from Lloydminster and 157 mcf/d from other areas. The production from West Currant was added at the end of March 2004 as a result of the Company's 2003/2004 winter drilling program. The change in Assure O&G's production is due to natural declines in gas production of 490 mcf/d in Lloydminster, 118 mcf/d in Enchant and 12 mcf/d from other areas, which offset the new production of 926 mcf/d from West Currant.

Prices

The average oil price realized by the Company in 2004 was $39.58 per barrel, a decrease of 2% from $40.23 per barrel in 2003. Quarry's average oil price realized in 2004 was $40.42 per barrel compared to $39.24 per barrel for the two months of August and September 2003. Assure O&G's average oil price realized in 2004 was $34.11 per barrel, down from $41.26 per barrel in 2003, due to lower average prices for heavier grades of oil.

The average natural gas price realized by the Company in 2004 was $6.52 per mcf, an increase of 19% from $5.49 per mcf in 2003. Quarry's average gas price realized in 2004 was $6.82 per mcf compared to $4.84 per mcf for the two months of August and September 2003. Assure O&G's average gas price realized in 2004 was $6.37 per mcf, up from $5.61 per mcf in 2003.

Petroleum and natural gas sales

Revenues from oil and natural gas production, before deduction of royalties and operating costs, increased by $6,790,310 in 2004, due primarily to the inclusion of $6,626,095 from Quarry for 2004 ($8,438,657 September 30, 2004 less
$1,812,562 August and September 2003). Excluding the effect of Quarry, Assure O&G's revenues increased by $164,215 due to higher natural gas volumes and prices more than offsetting a decrease in oil volumes and prices.

Royalties increased from $1,003,783 or $6.94 per boe in 2003 to $2,631,920 or $8.57 per boe in 2004 due primarily to the inclusion of $1,401,727 from Quarry for 2004 ($1,702,906 September 30, 2004 less $301,179 August and September
2003). Royalties as a percentage of revenues increased from 19% to 22%. Excluding the effect of Quarry, Assure O&G's royalties increased by $226,410 or $2.06 per boe.

Operating costs increased by $2,636,048 to $4,319,242 in 2004 primarily due to the inclusion of $3,026,450 from Quarry ($3,668,218 September 30, 2004 less $641,768 August and September 2003). Excluding the effect of Quarry, Assure O&G's operating costs decreased by $390,402.

Operating costs on a boe basis increased by $2.43 per boe to $14.06 per boe in 2004. Quarry's operating expenses averaged $17.60 per boe for the nine months ended September 30, 2004 compared to $13.08 per boe for August and September
2003. Quarry's operating costs were high due to work-over costs incurred to maintain and improve production from its properties. Excluding the effect of Quarry, Assure O&G's operating expenses declined by $4.30 per boe to $6.59 in 2004.

General and administrative expenses

General and administrative expenses increased $1,785,775 to $3,509,055 in 2004 partly due to the inclusion of $740,145 from Quarry for 2004 ($844,433 September 2004 less $104,288 August and September 2003). Excluding the effect of Quarry, Assure O&G's general and administrative expenses increased by $1,045,630 reflecting the increase in the Company's level of activities and increased costs relating to its regulatory filings in the United States.

Interest expense

Interest expense decreased by $71,825 for the Company in 2004. Interest expense for the year to date increased by $310,608 due to the inclusion of Quarry for 2004 ($387,887 September 2004 less $77,279 August and September 2003). Excluding the effect of Quarry, Assure O&G's interest expense decreased by $382,433. Included in interest expense for 2003 is $250,014 in respect of warrants issued in conjunction with the US subordinated note payable. As well, interest on the US subordinated note payable decreased $183,176 compared to last year due to a principal reduction of US $1,260,000 on December 5, 2003 and quarterly principal repayments of US $162,000 on June 15 and September 15 of this year. The decrease due to the US subordinated note payable was offset by an increase of approximately $51,000 in interest expense on the Canadian note payable due to a timing difference on the interest expense accruals last year compared to 2004.

Depletion and depreciation

Depletion and depreciation expense increased by $2,476,192 mainly due to the inclusion of $2,894,653 from Quarry ($3,331,368 September 2004 less $436,715 August and September 2003). On a boe basis, depletion and depreciation was $16.20 per boe for the nine months ended September 2004 compared to $17.24 per boe in the same period in 2003. Quarry's depletion rate for 2004 was $15.99 compared to $8.90 for the two months of August and September 2003. Excluding the effect of Quarry, Assure O&G's depletion rate was $16.63 per boe, a decrease from $21.51 per boe in 2003, reflecting additional natural gas reserves in West Currant added in the first half of 2004.

Minority interest in consolidated subsidiary

Minority interest represents the minority interest share of the net loss of Quarry for the period ended September 30, 2004.

Equity Income

The equity income arises from Quarry's 49% interest in Keantha Holdings Inc., a private company.

Net loss

Assure recorded a net loss, after deduction of depletion and other non-cash items, of $2,699,103 or $0.13 per common share for the nine months ended September 30, 2004 compared to a net loss of $2,808,991 or $0.17 per common share for the same period in 2003.

ACQUISITIONS

Effective June 30, 2004, the Company purchased 1,000,000 units (the "Units") of Quarry at a price of $0.75 per Unit for total cost of $750,000. Each Unit consists of one common share and one warrant (a "Warrant"). Each Warrant entitles the holder to purchase one common share of Quarry at a price of $0.80 for a period of two years. Taking into account the issuance of the 1,000,000 common shares, Quarry now has 15,276,340 common shares issued and outstanding. As a result, the Company owns and controls a total of 7,919,900 common shares representing 51.84% of the issued and outstanding common shares of Quarry. The purchase price of $750,000 was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition.

On November 10, 2004, Quarry completed a non-brokered private placement and issued 2,008,364 common shares at a price per share of $0.70 for gross proceeds of $1,405,855. Assure Holdings Inc., Quarry's largest shareholder, participated in the private placement, purchasing 757,143 common shares. These shares are subject to a four-month hold period, ending March 10, 2005. The proceeds raised from the private placement will be used to retire certain debt obligations of Quarry. As a result, Assure holds 8,677,043 common shares of Quarry, 50.2% of the outstanding common shares.

On November 10, 2004, Assure and Quarry executed a formal Arrangement Agreement to amalgamate the two entities. Assure and Quarry have agreed to effect a combination by way of plan of arrangement whereby Assure will, subject to certain conditions, acquire all of the issued and outstanding common shares of Quarry not already owned by Assure for common shares of Assure on the basis of
0.360 of an Assure common share for each Quarry common share. The Special Meeting of Shareholders of Quarry was held December 17, 2004 where the Arrangement Agreement was approved by 96.23% of the security holders of Quarry. Additionally, the Arrangement was approved by 89.72% of the votes cast by certain disinterested holders of Quarry securities (such votes do not include the votes cast by Assure and management and directors of Assure). The final order of the Court of Queen's Bench of Alberta approving the Arrangement was also granted on December 17, 2004. All warrants to acquire Quarry common shares have now been cancelled.

FINANCIAL RESOURCES AND LIQUIDITY

During the nine months ended September 30, 2004, the Company's cash decreased by $4,124,622. The components of the change are set out below.

                                                           Nine months ended September 30
                                                       2004           2003          Change
----------------------------------------------------------------------------------------------
Net income after adjustment for non-cash items     $  1,829,095   $    872,409   $    956,686

Reduction (increase) in working capital               2,914,600        172,245      2,742,355
----------------------------------------------------------------------------------------------
Provided by operating activities
                                                      4,743,695      1,044,654      3,699,041

Used in investing activities                        (10,504,830)   (10,373,832)      (130,998)

Provided by financing activities                      1,636,513      8,442,091     (6,805,578)
----------------------------------------------------------------------------------------------
Net change in cash                                 $ (4,124,622)  $   (887,087)  $ (3,237,535)
----------------------------------------------------------------------------------------------

Cash flow from operations

Cash flow from operations for the nine months ended September 30, 2004, after adjustment for non-cash items and before changes in working capital, increased by $956,686 to $1,829,095. The contribution to cash flows from an increase of $2,526,125 in revenues from oil and gas activities in 2004 was more than offset by higher general and administrative expenses and depletion and depreciation. Cash flow from operations, after a reduction of $2,914,600 in working capital, increased by $3,699,041 from $1,044,654 experienced for the same period in 2003.

Cash flow provided by financing activities

During the nine months ended September 30, 2004, the Company issued 482,000 common shares at US $3.60 per share under a private placement for proceeds of US $1,735,200 (Cdn $2,376,493).

In addition, the Company issued the following common shares in payment of dividends on Series A and B Preferred Shares:

      - 36,974 common shares in payment of dividends of US $113,750 (Cdn $147,478) due on Series A and B Preferred Shares at December 31, 2003.

      - 21,135 common shares in payment of dividends of US $87,500 (Cdn $118,794) due on the Series A Preferred Shares at May 31, 2004.

      - 10,254 common shares in payment of dividends of US $26,250 (Cdn $34,433) on Series B Preferred Shares.

100,000 common shares were issued on the exercise of 100,000 warrants in connection with the payment of interest of US $310,000 (Cdn $406,503) due on long-term debt. A value of $100,000 was assigned to the warrants. In addition, 191,387 shares valued at $795,594 were issued in payment of interest of $217,030 and principal of $578,564 due on long-term debt.

143,500 common shares were issued related to a private placement that closed in December 2003 in recognition of a delay in effecting registration of the securities purchased beyond six months from the closing date.

Other sources of financing were US $325,000 (Cdn $410,020) advances from shareholders, which are unsecured, non-interest bearing and have no fixed terms of repayment.

The Company reduced its demand bank loan by $1,150,000.

Cash flow used in investing activities

Cash flow of $10,504,830 used in investing activities is comprised entirely of expenditures for the Company's capital expenditure program.

During the nine month period ended September 30, 2004, Assure and its subsidiaries participated in drilling 10 wells, as follows:

      - five (4.5 net) natural gas wells in Northeastern British Columbia. 2 wells were completed and tied-in, one well is currently being completed and is scheduled for tie in during the 3rd quarter of 2004 and the 2 remaining wells are scheduled for completion and tie in during the 4th quarter of 2004;

      -     one (0.25 net) natural gas well in Alberta that was abandoned;

      -     one (0.25 net) natural gas well in the Edson area of Alberta;

      -     three (3 net) heavy oil wells in the Lloydminster area of Alberta;

      - two natural gas wells in the Enchant area, one with a 35.625% working interest and the other with a 47.5% working interest.

In addition, Quarry completed six 100% working interest oil wells in the Ribstone area of Alberta that had been drilled in 2003.

Assure has no commitments for capital expenditures other than exploration, drilling, completion and equipping expenditures to be incurred in the normal course of business. The Company anticipates that these expenditures will be funded out of existing capital resources.

Long term debt

The Company's long-term debt consists of a six-year note payable (the "Note Payable") issued by its wholly owned subsidiary Oil & Gas in the principal amount of $850,000 (December 31, 2003 - $1,000,000) and a six-year Subordinated Promissory Note Payable (the "Subordinated Note") in the principal amount of US $2,916,000, equivalent to Canadian $3,678,826 (December 31, 2003 - US $3,240,000, equivalent to Canadian $4,200,700).

The Note Payable was issued on December 28, 2002 and matures on December 28, 2008. The note accrues interest at 7.5% per annum. Quarterly payments of principal and interest are due on September 28, December 28, March 28, and June
28. The note is subordinated to all present and future bank debt of Oil & Gas and its subsidiaries.

The Subordinated Note was issued on March 15, 2003, as amended on December 5, 2003, and matures on March 15, 2009. The note accrues interest at Citibank's US prime rate of 4.25% plus 3.5% per annum. Quarterly payments of principal and interest are due and payable in US dollars on September 15, December 15, March 15 and June 15. The note is unsecured and is subordinated to all present and future bank debt of the Company and its subsidiaries.

Working Capital

The Company had a working capital deficiency of $13,355,139 at September 30, 2004, including the demand bank loan of $6,650,000, debenture payable of $1,250,000, current portion of long-term debt of $1,017,517, due to shareholders of $410,020 and interest payable of $11,716. Assure anticipates that it will be able to fund this deficiency out of cash flows from operations, bank borrowings and new equity.

Demand Loan - Quarry

As at September 30, 2004, the Company had available, through its partially-owned subsidiary Quarry, an $8,350,000 revolving, operating demand loan facility with a Canadian chartered bank. The facility reduces by $450,000 per month commencing July 31, 2004. The loan bears interest at the bank's prime rate, which was 4.00% at September 30, 2004, plus 1.5% interest subject to a standby fee of 0.125% per annum. The Company also had available through Quarry, a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.00% at September 30, 2004, plus 1.75% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all the assets of Quarry.

As at September 30, 2004, Quarry had drawn down $6,650,000 against the facilities and this amount has been classified as a current liability.

Under the credit facility agreement with the bank, Quarry is subject to certain covenants. As at September 30, 2004, Quarry was not in compliance with the covenant requiring it to maintain an adjusted working capital ratio of not less than 1:0 to 1:0. The bank has not demanded payment of the loan as a result of this covenant violation and has provided a waiver for the working capital covenant at September 30, 2004.

On November 15, 2004, Quarry accepted and signed an indicative financing proposal to replace the existing bank loan. Commencing November 15, 2004, Quarry will have available an $6,550,000 revolving operating demand loan facility with a Canadian chartered bank. The facility reduces by $75,000 per month commencing November 30, 2004 and reduces by $275,000 per month commencing January 31, 2005. The loan bears interest at the bank's prime rate, which was 4.25% at November 15, 2004, plus 1.5% interest subject to a standby fee of 0.125% per annum. Quarry will also have a $1,200,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25% at November 15, 2004, plus 1.5% subject to a drawdown fee of 0.375% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $20 million debenture over all the assets of Quarry. These facilities will be reviewed upon Quarry's fiscal year end December 31, 2004, and not later than April 30, 2005.

Demand Loan - Assure

As at September 30, 2004, the Company had available, through its wholly owned subsidiary Oil & Gas a $1,200,000 revolving, operating demand loan facility with a Canadian chartered bank. The loan bears interest at the bank's prime rate, which was 4.00% at September 30, 2004, plus 1.0% interest subject to a standby fee of 0.125% per annum. The Company also had available through Oil & Gas a $450,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.00% at September 30, 2004, plus 1.25% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. The facilities are secured by a $10 million debenture over all the assets of Oil & Gas and a $10 million guarantee from Assure and Westerra. The bank will review Oil & Gas' credit facilities on or before April 30, 2005.

Assure has not drawn down any funds against this credit facility.

On November 15, 2004, Oil & Gas accepted and signed an indicative financing proposal. This proposal includes the amalgamation of Assure with Quarry (See
Note 16a of the September 30, 2004 consolidated financial statements). Upon completion of a definitive agreement, Oil & Gas will have available, subject to certain credit approval conditions, a $10,000,000 revolving operating demand loan facility with a Canadian chartered bank. The loan will bear interest at the bank's prime rate, which was 4.25% at November 15, 2004, plus 1% interest subject to a standby fee of 0.125% per annum. Oil & Gas will also have a $10,000,000 non-revolving acquisition and development demand loan facility at the same bank with interest payable at the bank's prime rate, which was 4.25 % at November 15, 2004, plus 1.5% subject to a drawdown fee of 0.25% (acquisition) or 0.50% (development) and a standby fee of 0.125% per annum. This facility will be in place once the Company has met the bank's required credit approval process. In addition, Oil & Gas will also have a $1,300,000 treasury risk facility at the same bank with a maximum term of 26 months. The facilities will be secured by a $10 million debenture over all the assets of Oil & Gas, a $10 million guarantee from Assure and Westerra, a $40 million supplemental debenture over the major producing petroleum and natural gas reserves of Oil & Gas, and a $40 million guarantee from Assure, Westerra and Quarry. These facilities will be reviewed upon the Company's fiscal year end December 31, 2004, and not later than April 30, 2005.

COMMITMENTS AND CONTINGENCIES

Litigation

The Company through its partially-owned subsidiary Quarry is currently involved in litigation with a former officer of Quarry who is claiming $240,000 in respect of termination and severance pay. Quarry is contesting this claim. Examinations for discovery have occurred and the matter is currently in abeyance as of September 30, 2004 as the plaintiff has not moved the litigation forward.

On February 4, 2004 Quarry filed an Originating Notice in the Court of Queen's Bench of Alberta regarding a share certificate dated March 27, 2001 for 450,000 shares in Quarry Capital Corp. registered in the name of Thomas John Loch, the prior President and CEO of Quarry. It was Quarry's contention that the share certificate was issued in contravention of the provisions of section 27 of the Alberta Business Corporations Act for no consideration. Quarry had requested that the Court order the share certificate cancelled effective December 31, 2003. An Affidavit in Opposition was filed by Thomas John Loch on March 11, 2004. On April 29, 2004 the share issuance was declared valid by the Court.

Production Bonus Pool

Certain employees of the Company have the right to participate in the Company's production bonus pool. The production bonus pool is a cash pool to be funded by the Company based on the sustained barrel of oil per day or its natural gas equivalent production of all oil and gas properties in which the Company or its subsidiaries have a working interest. Initial funding of the pool will commence on reaching 2,000 barrels of oil or its natural gas equivalent production per day for a period of 120 consecutive days. Additional funding is required upon the Company's reaching additional production milestones. Maximum funding in the aggregate amount of Canadian $1,075,000, payable in stock or cash, is required if the Company reaches sustained production for 120 consecutive days of 5,000 barrels of oil or its natural gas equivalent per day. Allocations from the production bonus pool are subject to the discretion of the Company's board of directors which shall also determine the other employees of the Company and its subsidiaries eligible for participation in the pool.

Lease

Effective August 1, 2004, the Company, through its partially-owned subsidiary Quarry, entered into a new lease for the rental of office space for the period to January 31, 2007. Quarry is committed to payments of rent and operating costs under the lease amounting to $75,500 in 2004, $181,000 in 2005, $181,000 in 2006
and $15,000 in 2007.

Environmental Regulations

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. These costs are accrued based on estimates of reserves and future costs. Any changes in these will affect future earnings. Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company's cash provided by operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, it could be material for any one-quarter or year.

As at September 30, 2004, there has been no material change in the remaining commitments and contingencies disclosed in Note 14 to the financial statements for the year ended December 31, 2003.

TRANSACTIONS WITH RELATED PARTIES

Effective December 1, 2003, Oil & Gas entered into an agreement with Quarry whereby it agreed to pay Quarry a $450,000 prospect fee and drill two wells at its sole expense on or before January 31, 2004 on certain farm-out lands of Quarry located in northeast British Columbia. The prospect fee was paid in December 2003 and the two wells were drilled in January 2004. Oil & Gas earned a working interest in four sections of land as a result of drilling the wells and Quarry retained a gross overriding royalty in these wells. In addition, Quarry farmed out and retains a convertible gross overriding royalty in two additional gas wells in British Columbia drilled by Oil & Gas during the first quarter of 2004.

Assure Oil & Gas Corp. ("Oil & Gas") is a wholly-owned subsidiary of Assure. During 2003, Oil & Gas entered into a management services agreement with Quarry whereby it supplies Quarry with the services of certain of its employees that have management or operational expertise. During the nine months ended September 30, 2004, Oil & Gas charged Quarry $330,223 for such services. Quarry charged
Oil & Gas $90,844 for rent and office overheads in the nine months ending September 30, 2004.

The transactions between the Company and Quarry have been recorded at the agreed to exchange amounts which reflect fair value.

Two officers of the Company purchased 6,000 units as part of a private placement by the Company of 482,000 units consisting of 482,000 common shares at US $3.60 (Cdn $4.93) per share and 482,000 warrants to purchase common shares at US $4.00 (Cdn $5.05) per share.

BUSINESS RISKS

The Company's operating risks, commodity pricing risks, and insurance coverage have not changed substantially since December 31, 2003, the Company's last fiscal year end.

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